EXHIBIT 99.2

FIFTH AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS FIFTH AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “FifthAmendment”) is made as of this 30th day of August 2019, by and between MOTIF BIOSCIENCES INC., a Delaware corporation (“Borrower”) and HERCULES CAPITAL, INC., a Maryland corporation, in its capacity as administrative agent and collateral agent for itself and the Lender (in such capacity, the “Agent”). Capitalized terms used herein without definition in this Fifth Amendment shall have the meanings given to them in the Loan Agreement (as defined below).

RECITALS

A.              Borrower, Agent and Lender are parties to that certain Loan and Security Agreement dated as of November 14, 2017, as amended by that certain First Amendment to Loan and Security Agreement dated as of January 31, 2018, by and among, the Borrower, Lender and Agent, as further amended by that certain Second Amendment to Loan and Security Agreement dated as of February 17, 2019, by and among, the Borrower, Lender and Agent, as further amended by that certain Third Amendment to Loan and Security Agreement dated as of March 22, 2019, by and among, the Borrower, Lender and Agent, as further amended by that certain Fourth Amendment to Loan and Security Agreement dated as of July 30, 2019 (as the same may be amended, restated or otherwise modified from time to time, the “Loan Agreement”).

B.               The parties desire to amend certain terms and provisions of the Loan Agreement as set forth herein.

NOW, THEREFORE, in consideration of foregoing premises and intending to be legally bound hereby, the parties hereto agree as follows:

TERMS

1.                   CONFIRMATION OF RECITALS. Borrower hereby ratifies, confirms and acknowledges that the statements contained in the foregoing recitals are true and complete in all respects and that the Loan Agreement and all of the other Loan Documents are valid, binding and in full force and effect as of the date hereof and fully enforceable against Borrower and its assets in accordance with the terms thereof.

2.                   GENERAL ACKNOWLEDGEMENTS. Borrower hereby acknowledges and agrees as follows:

(a)    As of the date hereof, the Secured Obligations are owing to Lender in accordance with the terms of the Loan Documents including, without limitation, an aggregate principal amount of $6,866,167.14 owing under the Term Loan, plus accrued interest of

$61,509.42 thereon as of August 30, 2019, and all fees, costs and charges in connection therewith and as provided for in the Loan Agreement;

(b)    Neither this Fifth Amendment nor any other agreement entered into in connection herewith or pursuant to the terms hereof shall be deemed or construed to be a compromise, satisfaction, reinstatement, accord and satisfaction, novation or release of any of the Loan Documents or any rights or obligations thereunder, or a waiver by Lender or Agent of any of its rights under the Loan Documents or at law or in equity;

(c)    The obligations of Borrower with respect to the Loan Documents are and shall remain in full force and effect;

(d)    All liens, security interests, rights and remedies granted to Agent in the Loan Documents are hereby renewed, confirmed and continued, and shall also secure the performance by Borrower of its obligations hereunder; and

(e)    Borrower acknowledges and agrees that it does not have any defense, set- off, counterclaim or challenge against the payment of any sums owing under the Loan Documents, or the enforcement of any of the terms or conditions thereof.

3.                    AMENDMENTS.

(a)    The definition of “Amortization Date” in the Loan Agreement is hereby amended by deleting “September 1, 2019” in such definition and replacing it with “October 1, 2019”.

4.                   CONDITIONS. Without in any manner limiting the other requirements contained herein, the effectiveness of this Fifth Amendment is expressly contingent upon satisfaction, as determined by Lender and Agent, of each of the following:

(a)	This Fifth Amendment shall have been executed and delivered by Borrower to Agent; and,

(b)	Borrower shall have delivered to Agent such other documents and completed such other matters as Agent may reasonably deem necessary or appropriate.

5.                   ADDITIONAL DOCUMENTS AND FUTURE ACTIONS. Borrower will, at its sole cost, take such actions and provide Agent from time to time with such agreements, joinder agreements, security agreements, financing statements and additional instruments, documents or information as Agent may in its discretion deem reasonably necessary or advisable to perfect, protect, maintain or enforce the security interests in the Collateral, to permit Agent to protect or enforce its interest in the Collateral, or to carry out the terms of this Fifth Amendment.

6.                   REPRESENTATIONS AND WARRANTIES. Except as otherwise noted or stated in this Fifth Amendment, Borrower does hereby represent and warrant, which representations and warranties shall survive until all Secured Obligations and all other obligations of the Borrower to Agent and Lender are paid and satisfied in full, as follows:

(a)    Immediately after giving effect to this Fifth Amendment the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct as of such date);

(b)    The Borrower has the corporate power and authority to execute and deliver this Fifth Amendment and the performance by Borrower of its obligations hereunder have been duly authorized by all requisite corporate action by Borrower;

(c)    The execution and delivery by Borrower of this Fifth Amendment and the performance by Borrower of its obligations under this Fifth Amendment is the binding obligation of the Borrower, enforceable against it in accordance with its terms;

(d)    As of the date hereof, it has no defenses against the payment of the Secured Obligations. Borrower acknowledges that Agent and Lender have acted in good faith and have conducted in a commercially reasonable manner its relationship with Borrower in connection with this Fifth Amendment and the Loan Documents;

(e)    Borrower represents that other than with respect to the current pay period, all outstanding Personal Statutory Liabilities have either been paid in full as of the date of this Fifth Amendment or will be paid in full at the end of the current pay period. As used in this Fifth Amendment, “Personal Statutory Liabilities” means liabilities of the Borrower for payroll, and withholding Taxes relating thereto, for which individuals associated with Borrower have statutory personal liability under applicable law; and

(f)    There exist no outstanding liens, judgments, pending suits or other matters of record that would adversely affect the ability of Borrower to perform its obligations under the Loan Documents.

7.               ADDITIONAL DOCUMENTS AND FUTURE ACTIONS. Borrower will, at its sole cost, take such actions and provide Agent from time to time with such agreements, joinder agreements, security agreements, financing statements and additional instruments, documents or information as Agent may in its discretion deem reasonably necessary or advisable to perfect, protect, maintain or enforce the security interests in the Collateral, to permit Agent to protect or enforce its interest in the Collateral, or to carry out the terms of this Fifth Amendment.

8.                   EVENT OF DEFAULT UNDER LOAN AGREEMENT. Any failure by Borrower to perform any obligation under this Fifth Amendment shall constitute an Event of Default under the Loan Agreement.

9.                   RELEASE. In order to induce Agent and Lender to enter into this Fifth Amendment, Borrower does hereby agree as follows:

(a)    Release. Borrower hereby fully, finally and forever acquit, quitclaim, release and discharge Agent and Lender and their respective officers, directors, employees, agents, successors and assigns of and from any and all obligations, claims, liabilities, damages, demands, debts, liens, deficiencies or cause or causes of action to, of or for the benefit (whether directly or indirectly) of Borrower, at law or in equity, known or unknown, contingent or otherwise, whether asserted or unasserted, whether now known or hereafter discovered, whether statutory, in contract or in tort, as well as any other kind or character of action now held, owned or possessed (whether directly or indirectly) by Borrower on account of, arising out of, related to or concerning, whether directly or indirectly, proximately or remotely (i) the negotiation, review, preparation or documentation of the Loan Documents or any other documents or agreements executed in connection therewith, (ii) the administration of the Loan Documents, (iii) the enforcement, protection or preservation of Agent’s and Lender’s rights under the Loan Documents, or any other documents or agreements executed in connection therewith, (iv) the negotiation, review, preparation and documentation of this Fifth Amendment or any other documents or agreements executed in connection herewith, and/or (v) any action or inaction by Agent or Lender in connection with any such documents, instruments and agreements.

Borrower acknowledges having read and understood and hereby waives the benefits of Section 1542 of the California Civil Code, which provides as follows (and hereby waives the benefits of any similar law of the state that may be applicable):

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

Borrower acknowledges that the foregoing provisions of Section 7(a) are intended to be a general release with respect to the matters described therein. Borrower does hereby expressly acknowledge and agree that the waivers and releases contained in this Fifth Amendment shall not be construed as an admission of and/or the existence of any claims of Borrower against Agent or Lender. Borrower does hereby acknowledge and agree that the value to Borrower of this Fifth Amendment and of the covenants and agreements on the part of Lender contained in this Fifth Amendment substantially and materially exceeds any and all value of any kind or nature whatsoever of any claims or liabilities waived or released by Borrower hereunder.

10.             NO COURSE OF DEALING. Borrower does hereby acknowledge and agree that any waiver or implied waiver by Agent or Lender of any obligation or covenant of Borrower under the Loan Documents given or implied prior to the date hereof is expressly terminated and rescinded (except as expressly provided herein to the contrary) and that Borrower is obligated to, and is expected by Agent and Lender to, perform and comply with all of such obligations and covenants as provided in the Loan Documents.

11.              TIME OF ESSENCE. Time is of the essence of this Fifth Amendment.

12.              INCONSISTENCIES. To the extent of any inconsistency between the terms and conditions of this Fifth Amendment and the terms and conditions of the Loan Documents, the terms and conditions of this Fifth Amendment shall prevail. All terms and conditions of the Loan Documents not inconsistent herewith shall remain in full force and effect and are hereby ratified and confirmed by Borrower.

13.              BINDING EFFECT. This Fifth Amendment and all rights and powers granted hereby will bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

14.              INCORPORATION BY REFERENCE. The provisions of Section 11 of the Loan Agreement shall be deemed incorporated by reference herein, mutatis mutandis.

15.               HEADINGS. The headings of the Articles, Sections, paragraphs and clauses of this Fifth Amendment are inserted for convenience only and shall not be deemed to constitute a part of this Fifth Amendment.

16.              ENTIRE AGREEMENT. This Fifth Amendment constitutes the entire agreement among the parties hereto concerning the subject matter set forth herein and supersedes all prior or contemporaneous oral and/or written agreements and representations not contained herein concerning the subject matter of this Fifth Amendment.

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IN WITNESS WHEREOF, the parties have caused this Fifth Amendment to Loan and Security Agreement to be executed the day and year first above written.

BORROWER:

MOTIF BIOSCIENCES INC.

By:	/s/ Jonathan Gold
Name: Jonathan Gold
Title: Chief Financial Officer

AGENT AND LENDER:

HERCULES CAPITAL, INC.

By:	/s/ Jennifer Choe
Name: Jennifer Choe
Title: Assistant General Counsel